U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

Chicken Soup for the Soul Entertainment, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	81-2560811
(State of Incorporation or Organization)	(I.R.S. Employer Identification No.)

132 E. Putnam Avenue, Floor 2W Cos Cob, Connecticut	06807
(Address of Principal Executive Offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☐	If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☒

Securities Act registration statement file number to which this form relates:
(If applicable)
Securities to be registered pursuant to Section 12(b) of the Act:
None

Securities to be registered pursuant to Section 12(g) of the Act:

Title of Each Class to be Registered

Class W warrants, each whole warrant exercisable for shares of common stock at an exercise price of $7.50 per share

Class Z warrants, each whole warrant exercisable for shares of common stock at an exercise price of $12.00 per share

Item 1.	Description of Registrant’s Securities to be Registered.

The securities to be registered hereby are warrants (“Warrants”) of Chicken Soup for the Soul Entertainment, Inc. (the “Company”)

Each outstanding Class W warrant entitles the registered holder to purchase one share of our Class A Common Stock at a price of $7.50 per share, subject to adjustment as discussed below. Each warrant is exercisable at any time through June 30, 2023 at 5:00 p.m., New York City time. As of the date hereof, we have outstanding Class W Warrants to purchase an aggregate of up to 526,362 shares of our Class A Common Stock.

Each outstanding Class Z warrant entitles the registered holder to purchase one share of our Class A Common Stock at a price of $12.00 per share, subject to adjustment as discussed below. Each warrant is exercisable at any time through June 30, 2023 at 5:00 p.m., New York City time. As of the date hereof, we have outstanding Class Z Warrants to purchase an aggregate of up to 123,109 shares of our Class A Common Stock.

Cancellation

We may call for cancellation of all or any portion of the Class W warrants or Class Z warrants for which a notice of exercise has not yet been delivered to us for consideration equal to $.01 per Class W warrant or Class Z warrant, as the case may be, in accordance with the provisions of such warrants, if (i) our Class A common stock is traded, listed or quoted on any U.S. market or electronic exchange, and (ii) the closing per-share sales price of the Class A Common Stock for any twenty (20) trading days during a consecutive thirty (30) trading days period exceeds $15.00, for Class W warrants, or $18.00, for Class Z warrants, in each case subject to adjustment for forward and reverse stock splits, recapitalizations, stock dividends and the like.

The right to exercise will be forfeited unless the warrants are exercised prior to the date specified in the call notice. On and after the call date, a record holder of a warrant will have no further rights except to receive the call price for such holder’s warrant upon surrender of such warrant.

The criteria for calling our warrants have been established at a price which is intended to provide warrant holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing share price and the warrant exercise price so that if the share price declines as a result of our call, the call will not cause the share price to drop below the exercise price of the warrants.

Exercise Rights

Holders of the Class W warrants and Class Z warrants have cashless exercise rights that allow each holder to pay the exercise price by surrendering the warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of Class A Common Stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” by (y) the fair market value. The “fair market value” for this purpose will mean the average reported last sale price of the shares of common stock for the ten trading days ending on the trading day prior to the date of exercise.

The exercise price and number of shares of Class A Common Stock issuable on exercise of the warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or our recapitalization, reorganization, merger or consolidation. However, neither the Class W warrants nor the Class Z warrants will be adjusted for issuances of shares of any equity or equity-based securities at a price below their respective exercise prices.

The warrant holders do not have the rights or privileges of holders of shares of Class A Common Stock and any voting rights until they exercise their warrants and receive shares of Class A Common Stock. After the issuance of shares of Class A Common Stock upon exercise of the warrants, each holder will be entitled to one vote for each share of Class A Common Stock held of record on all matters to be voted on by stockholders.

No fractional shares will be issued upon exercise of the Class W warrants or Class Z warrants. If, upon exercise, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round up to the nearest whole number the number of shares of Class A Common Stock to be issued to the warrant holder.

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Item 2.	Index to Exhibits.

Exhibit Number	Description
3.1	Certificate of Incorporation (incorporated by reference to the Company’s DOS filed with the SEC on September 21, 2016)
3.2	Bylaws (incorporated by reference to the Company’s DOS filed with the SEC on September 21, 2016)
4.1	Specimen Class A Common Stock Certificate (incorporated by reference to the Company’s Form 1-A filed with the SEC on June 21, 2017)
4.2	Class W Warrant Agreement between Chicken Soup for the Soul Entertainment Inc. and Continental Stock Transfer & Trust Co. (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on November 24, 2020)
4.3	Class Z Warrant Agreement between Chicken Soup for the Soul Entertainment Inc. and Continental Stock Transfer & Trust Co. (incorporated by reference to Exhibit 4.2 to the Registrant’s Current Report on Form 8-K filed with the SEC on November 24, 2020)
4.4	Form of Class W Warrant (incorporated by reference to Exhibit 4.3 to the Registrant’s Current Report on Form 8-K filed with the SEC on November 24, 2020)
4.5	Form of Class Z Warrant (incorporated by reference to Exhibit 4.4 to the Registrant’s Current Report on Form 8-K filed with the SEC on November 24, 2020)

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SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Chicken Soup for the Soul Entertainment, Inc.

Date: September 29, 2022	By:	/s/ William J. Rouahna, Jr.
William J. Rouahna, Jr.
Chief Executive Officer

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